Filed Pursuant to Rule 433

Registration No. 333-158663

Leveraged Index Return Notes® (LIRNs®) are Market-Linked Investments designed to enhance your exposure to market returns while offering some buffer against the risk of losses. LIRNs are debt securities of an issuing company that are linked to a market measure, such as the S&P 500, or to a specific asset, such as a stock, currencies or gold.

If held to maturity, LIRNs may pay up to twice the return of the linked measure or asset, with unlimited upside potential. They do, however, involve risk to principal if the linked asset declines by an amount greater than the LIRNs’ buffer. Downside exposure can be on a one-to-one or leveraged basis, depending on the terms of the particular LIRN. Like any corporate bond, LIRNs are also subject to issuer credit risk.

    LIRNs are available in $10 increments (minimum purchase of $1,000 required) with maturities ranging from two to five years. They can be purchased in new-issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may be listed on public exchanges such as NYSE Arca. LIRNs can express either a bullish or bearish view, with the positive returns on bearish LIRNs based on a multiple of the percentage decline of the underlying asset.

How can LIRNs play a role in my investment strategy?

During periods of market volatility, you may seek ways to manage your risk without sacrificing the possibility of returns. LIRNs can help by enhancing positive returns, which are often lower in a high-volatility environment, while providing a buffer against losses. In contrast to another Market-Linked Investment, Capped LIRNs, LIRNs offer unlimited upside exposure not restricted by a cap. In exchange, LIRNs typically come with longer maturity periods and can have smaller buffers or lower levels of enhanced participation in the linked asset’s return.

What advantages do LIRNs provide?

¢ Enhanced return. When the LIRNs mature, you will receive any positive returns of the underlying market multiplied by the participation rate (i.e., 2 times), with no upside limits.

Payout Profile Shown here are some hypothetical payouts at maturity for LIRNs tied to the S&P 500. They feature 1.25x enhanced participation in the increase in the S&P and 1:1 participation in declines, with a 10% buffer against losses.

Hypothetical information is not a projection of future returns.

IMPORTANT NOTICE: This Investor Education Guide provides an overview of LIRNs only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal, or tax advisors before investing.

Prior to selling any particular LIRN, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

■ Limited market downside exposure.

Regardless of how the underlying asset performs, you will receive at least a portion of the principal of the note back at maturity, subject to the credit risk of the issuer. For example, for LIRNs with a 10% buffer, the underlying asset would have to decline 11% for you to experience a 1% loss, and you would be at risk of losing up to 90% of your principal.

■ Diversification. LIRNs provide exposure to a wide variety of assets, including some not readily available through other investment vehicles like mutual funds or exchange-traded funds.

■ Simplification. Because Market-Linked Investments such as LIRNs offer investors a single packaged solution, they can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

■ Complement to a long-term strategy.

With LIRNs you can reduce your exposure to volatility and pursue the growth you need to meet long-term financial objectives.

What risks do LIRNs carry?

■ Poor market performance. If the linked asset performs poorly, you could experience lower returns than anticipated and lose most of your principal.

■ Lower Returns. In low-return environments, equity-linked LIRNs may underperform direct equity investments because you will not receive any dividends or other distributions you might have received had you invested directly in the equities. In addition, you do not receive any interest payments, so your LIRNs may have lower returns than other bonds.

■ Limited liquidity. A secondary market may or may not develop for LIRNs, so you may not be able to sell them prior to maturity. And if you are able to sell them on the secondary market, you may receive less than you paid.

■ Credit risk. If the issuing company goes bankrupt or is unable to pay its debts, you could lose your full investment, even if the underlying asset or market measure is performing well. LIRNs are not secured and are not backed by FDIC insurance or other governmental support.

■ Tax consequences. The appreciation on LIRNs will be taxed as capital gains.

What charges do I pay when purchasing a LIRN, and how does Merrill Lynch benefit?

Part of the $10 you pay for each new-issue LIRN unit goes to the Financial Advisor selling you the investment and to cover the purchase of the underlying instruments that make it possible. For example, if these fees total $0.20, the actual unit will be worth $9.80 on the day of purchase. If you buy or sell LIRNs on the secondary market, you pay transaction costs similar to what you pay for traditional debt securities.

    The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the LIRNs. When LIRNs are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs. ■

MERRILL LYNCH OFFERS A VARIETY OF MARKET-LINKED INVESTMENTS IN FOUR BASIC CATEGORIES...
MARKET DOWNSIDE PROTECTION Offer exposure to the upside performance of the linked market measure or asset with no or only partial exposure to declines. Payments remain subject to issuer credit risk.	MARKET ACCESS May offer access to markets not even available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked asset.

      ENHANCED INCOME

Offer periodic, variable or fixed interest payments with an added payout at maturity based on the performance of the linked asset. Generally offer no or limited market downside protection.

ENHANCED RETURN Offer the potential to receive better-than-market returns if the linked asset performs well, up to a cap. Generally offer no or limited market downside protection.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America Corporation. Investment products provided:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Leveraged Index Return Notes® and LIRNs® are registered service marks of Bank of America Corporation. MLPF&S is a registered broker-dealer, Member SIPC and a wholly owned subsidiary of Bank of America Corporation.

© 2010 Bank of America Corp. All rights reserved.	ARN3P1Q6 365336PM-1110